Mail Stop 4561

March 6, 2008

VIA USMAIL and FAX (516) 773-2770

Mr. George Zweier
Vice President and Chief Financial Officer
BRT Realty Trust
60 Cutter Mill Road
Great Neck, New York 11021

>   **Re: BRT Realty Trust**
>   **Form 10-K as of September 30, 2007**
>   **Filed December 14, 2007**
>   **File No. 001-07172**

Dear Mr. George Zweier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2007

Item 1. Business

Our Loan Portfolio, page 4

1.   For the six outstanding loans with an aggregate principal amount of $64 million to six borrowing entities controlled by one individual, clarify the number and principal balance of these loans that are performing and the number and principal balance of these loans that are impaired.   For the impaired loans, clarify how this

information correlates with the information related to impaired loans disclosed in the second paragraph on page F-13.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   We note the following trends during 2007:

- For fiscal year ended September 30, 2007, mortgage loans not earning interest represented approximately 25.5% of your outstanding loan portfolio and approximately 19.4% of your total assets, but only approximately 0.5% and approximately 0.4% for the corresponding prior year ended September 30, 2006. Refer to page 1.
- You recorded a provision for loan loss of $9.3 million for the fiscal year ended September 30, 2007, while no such provision was taken in prior years.
- Your loan originations have declined because borrowers who typically make use of your short-term lending have limited or ceased its real estate activities. Refer to page 2.
- 51% of your loans originated in fiscal year 2007 were to borrowing entities controlled by one individual who became incapacitated in May 2007. A Court appointed guardian is in the process of beginning an orderly sale of the assets securing your loans. Refer to page 4.

Given the above as well as the current interest rate and credit environment, please clarify to us what consideration you gave to discussing in Management's Discussion and Analysis the unfavorable trends and effect on future operating results including expected increases in loan loss provision. Refer to Item 303(a)(3)(ii) of Regulation S-K.

3.   Tell us what consideration you gave to disclosing the off balance sheet risks associated with your investment in CIT including reimbursing CIT for up to 75% of its foreclosure losses as well as the possibility of having to consolidate CIT under FIN46(R). Refer to Item 303(a)(4) of Regulation S-X.

Financial Statements and Notes

Note 1 – Organization, Background and Significant Accounting Policies

Income Recognition, page F-8

4.   In describing how the company accrues interest income on performing impaired loans, you have indicated that the valuation allowance on such loans remains constant through the life of the loan. Please clarify to us why the valuation

allowance would not be adjusted to reflect any changes to the impairment measurement as defined in paragraph 13 of SFAS 114.

Real Estate Properties and Real Estate Properties Held for Sale, page F-9

5.   The note indicates that costs incurred in connection with the foreclosure of the properties collateralizing your real estate loans are capitalized. Please tell us the nature of these foreclosure costs and your basis in GAAP for capitalizing these costs.

Note 2 Real Estate Loans, page F-12

6.   Refer to the second paragraph on page F-13. The note indicates that three of the loans that were reclassified to non-performing at September 30, 2007 were represented by existing multi-family condominium developments in Florida and that the aggregate principal balance of these loans totaled $37,847,000. Please clarify what is meant by the term represented. For each of the loans comprising the $52,548,000 balance clarify the following, preferably in tabular format:

- The principal balance and accrued interest balance of each loan;
- Whether there are cross default or cross collateral provisions;
- Whether the loan is secured or unsecured; if secured describe the collateral;
- Whether the loan is recourse or non-recourse to the borrower;
- Whether the loan is considered to be impaired and if so, the amount of the impairment and related reserve for losses established for the loan;
- Whether the loan was considered to be collateral dependent and if so clarify that the loan loss reserve was determined based on the fair value of the underlying collateral.

7.   Show us how you plan to expand your disclosure to better describe your risk exposure to the loans described above and to include the information outlined above.

8.   Tell us what consideration you gave to disclosing the amount of interest income recognized on the cash basis for the impaired loans during the period or if no such cash payments were received, disclosing that fact. Refer to paragraph 20(c) of SFAS 114.

Note 4 – Investments In Unconsolidated Joint Ventures At Equity

BRT Funding LLC, page F-15

9.   We note you have provided a broader discussion of the terms of your joint venture with CIT Capital USA, Inc. on pages 7 - 8.   In future filings please expand your note disclosures to include similar information as discussed in the referenced section.

10.   As disclosed on page 8, if the joint venture sustains any loss of principal with respect to loans that are foreclosed upon, you reimburse the CIT member up to 75% of the actual loss.   Your protection of the CIT member from suffering losses appears to create a variable interest.   Tell us how you considered paragraph 5, 14, and 15 of FIN 46(R) in determining that the joint venture did not represent a variable interest entity where you are the primary beneficiary.

Certifications

11.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jaime G. John at (202) 551-3446 or me at (202) 551-3498 if you have questions.

                                                        Sincerely,

                                                        Linda Van Doorn
                                                        Senior Assistant Chief Accountant